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                                                                  EXHIBIT (a)(9)


Core Industries Inc
500 North Woodward
P.O. Box 2000
Bloomfield Hills, MI 48303-2000
Telephone: (248) 642-3400
FAX:       (248) 642-6816

[Core Industries Logo]

                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE                             Contact:  Mark J. MacGuidwin
June 26, 1997                                   Telephone:  (248) 901-1575
                                                   E-mail:  macguid@core-ind.com

                        CORE INDUSTRIES TO BE ACQUIRED
                        BY UNITED DOMINION INDUSTRIES

Core Industries Inc (CRI: NYSE) announced today that it has entered into a definitive agreement pursuant to which all of the outstanding common stock of Core will be acquired by United Dominion Industries Ltd. (UDI: NYSE, TSE). Under the agreement, which has been unanimously approved by Core's board of directors, United Dominion will commence a tender offer for all outstanding common stock of Core for $25 per share in cash. The tender offer will be followed by a merger in which any shares not acquired by United Dominion in the tender offer will be acquired for the same amount of cash.

The tender offer will commence no later than Wednesday, July 2 and will be conditioned on a majority of the outstanding shares of Core being tendered as well as other customary conditions.

Goldman, Sachs & Co. has acted as financial advisor to Core in connection with the transaction.

United Dominion Industries Ltd. is a diversified manufacturer of industrial and commercial products.

Core Industries Inc manufactures specialty products in three segments: Fluid Controls and Construction Products; Test, Measurement and Control; and Farm Equipment.

              Core's Internet address is http://www.core-ind.com